Exhibit 99.1

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended

June 30, 2024 and 2023

(UNAUDITED)

Fortuna Mining Corp.

Condensed Interim Consolidated Statements of Income

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

		Three months ended June 30,		Six months ended June 30,
	Note	2024	2023	2024	2023
Sales	18	$259,971	$158,406	$484,920	$334,059
Cost of sales	19	180,039	126,539	335,079	261,764
Mine operating income		79,932	31,867	149,841	72,295

General and administration	20	22,415	14,587	40,645	29,533
Foreign exchange loss		1,372	1,960	5,487	3,532
Other expenses		730	7,597	1,159	7,644
		24,517	24,144	47,291	40,709

Operating income		55,415	7,723	102,550	31,586

Investment gains		2,501	-	5,149	-
Interest and finance costs, net	21	(6,884)	(3,459)	(13,102)	(6,098)
Loss on derivatives		-	244	-	(1,182)
		(4,383)	(3,215)	(7,953)	(7,280)

Income before income taxes		51,032	4,508	94,597	24,306

Income taxes
Current income tax expense		23,657	1,448	40,002	10,445
Deferred income tax recovery	12	(15,965)	(412)	(17,812)	(1,465)
		7,692	1,036	22,190	8,980
Net income for the period		$43,340	$3,472	$72,407	$15,326

Net income attributable to:
Fortuna shareholders		$40,629	$3,137	$66,879	$14,014
Non-controlling interest	25	2,711	335	5,528	1,312
		$43,340	$3,472	$72,407	$15,326

Earnings per share	17
Basic		$0.13	$0.01	$0.22	$0.05
Diluted		$0.13	$0.01	$0.22	$0.05

Weighted average number of common shares outstanding (000's)
Basic		306,004	290,761	306,237	290,503
Diluted		316,941	293,106	308,207	292,480

The accompanying notes are an integral part of these financial statements.

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Fortuna Mining Corp.

Condensed Interim Consolidated Statements of Comprehensive Income (Loss)

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

		Three months ended June 30,		Six months ended June 30,
	Note	2024	2023	2024	2023
Net income for the period		$43,340	$3,472	$72,407	$15,326

Items that will remain permanently in other comprehensive income (loss):
Changes in fair value of investments in equity securities, net of $nil tax		(10)	(20)	18	(21)
Items that may in the future be reclassified to profit or loss:
Currency translation adjustment, net of tax[1]		(38)	760	(1,192)	982
Changes in fair value of hedging instruments, net of $nil tax		-	(12)	-	-
Total other comprehensive (loss) income for the period		(48)	728	(1,174)	961
Comprehensive income for the period		$43,292	$4,200	$71,233	$16,287

Comprehensive income attributable to:
Fortuna shareholders		40,581	3,865	65,705	14,975
Non-controlling interest	25	2,711	335	5,528	1,312
		$43,292	$4,200	$71,233	$16,287

1 For the three and six months ended June 30, 2024, the currency translation adjustment is net of tax recoveries of $326 thousand and $285 thousand, respectively (2023 - expenses of $223 thousand and $275 thousand, respectively).

The accompanying notes are an integral part of these interim financial statements.

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Fortuna Mining Corp.

Condensed Interim Consolidated Statements of Financial Position

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

Balance at	Note	June 30, 2024	December 31, 2023
ASSETS
CURRENT ASSETS
Cash and cash equivalents		$105,597	$128,148
Trade and other receivables	4	79,627	69,529
Inventories	5	130,567	115,825
Other current assets	6	68,274	19,823
		384,065	333,325
NON-CURRENT ASSETS
Restricted cash		-	910
Mineral properties and property, plant and equipment	7	1,559,791	1,574,212
Other non-current assets	8	80,962	59,416
Total assets		$2,024,818	$1,967,863

LIABILITIES
CURRENT LIABILITIES
Trade and other payables	9	$143,153	$148,084
Current portion of debt	12	44,978	43,901
Income taxes payable		43,660	31,779
Current portion of lease obligations	11	14,410	14,941
Current portion of closure and reclamation provisions	14	7,562	5,065
		253,763	243,770
NON-CURRENT LIABILITIES
Debt	12	122,190	162,946
Deferred tax liabilities		154,205	159,855
Closure and reclamation provisions	14	57,390	60,738
Lease obligations	11	42,540	42,460
Other non-current liabilities	13	4,547	9,973
Total liabilities		634,635	679,742

SHAREHOLDERS' EQUITY
Share capital	16	1,124,755	1,125,376
Reserves		55,618	25,342
Retained earnings		154,528	87,649
Equity attributable to Fortuna shareholders		1,334,901	1,238,367
Equity attributable to non-controlling interest	25	55,282	49,754
Total equity		1,390,183	1,288,121

Total liabilities and shareholders' equity		$2,024,818	$1,967,863

Contingencies and Capital Commitments (Note 26)

Subsequent Events (Note 12(a))

/s/ Jorge Ganoza Durant	/s/ Kylie Dickson
Jorge Ganoza Durant	Kylie Dickson
Director	Director

The accompanying notes are an integral part of these interim financial statements.

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Fortuna Mining Corp.

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

		Three months ended June 30,		Six months ended June 30,
	Note	2024	2023	2024	2023

Operating activities:
Net income for the period		$43,340	3,472	$72,407	$15,326
Items not involving cash
Depletion and depreciation		57,251	39,917	107,505	84,152
Accretion expense	21	2,269	1,784	4,383	3,134
Income taxes		7,692	1,036	22,190	8,980
Interest expense, net	21	4,615	1,674	8,719	2,937
Share-based payments, net of cash settlements		4,830	(594)	4,872	(897)
Inventory net realizable value adjustments	5	2,852	976	2,852	947
Inventory obsolescence adjustments	5	(221)	-	(227)	-
Unrealized foreign exchange (gain) loss		(1,272)	(403)	(4,990)	(617)
Investment gains	24	(2,501)	-	(5,149)	-
Unrealized gain on derivatives		-	(1,526)	(81)	(164)
Other		-	81	(361)	203
Closure and reclamation payments	14	(66)	(239)	(152)	(445)
Changes in working capital	24	(19,407)	2,660	(54,734)	(10,873)
Cash provided by operating activities		99,382	48,838	157,234	102,683
Income taxes paid		(20,550)	(3,513)	(26,441)	(16,417)
Interest paid		(6,077)	(1,839)	(9,941)	(2,300)
Interest received		773	743	1,623	1,400
Net cash provided by operating activities		73,528	44,229	122,475	85,366

Investing activities:
Costs related to Chesser acquisition, net of cash acquired		-	(4,586)	-	(4,586)
Additions to mineral properties and property, plant and equipment		(50,392)	(67,484)	(91,732)	(128,413)
Contractor advances on Séguéla construction		-	(2,496)	-	(927)
Purchases of investments	24	(8,800)	-	(16,413)	-
Proceeds from sale of investments	24	11,300	-	21,561	-
Deposits on long term assets		418	1,345	(886)	1,691
Other investing activities		399	(17)	893	28
Cash used in investing activities		(47,075)	(73,238)	(86,577)	(132,207)

Financing activities:
Restricted cash - convertible debentures	6	(46,129)	-	(46,129)	-
Proceeds from credit facility	12	68,000	40,500	68,000	65,500
Repayment of credit facility	12	(193,000)	-	(233,000)	-
Convertible notes issued	12	172,500	-	172,500	-
Cost of financing - convertible notes	12	(5,207)	-	(5,207)	-
Repurchase of common shares	16	-	-	(3,535)	-
Payments of lease obligations		(5,619)	(2,834)	(10,553)	(5,830)
Cash (used in) provided by financing activities		(9,455)	37,666	(57,924)	59,670
Effect of exchange rate changes on cash and cash equivalents		877	36	(525)	102
Increase (decrease) in cash and cash equivalents during the period		17,875	8,693	(22,551)	12,931
Cash and cash equivalents, beginning of the period		87,722	84,731	128,148	80,493
Cash and cash equivalents, end of the period		$105,597	$93,424	$105,597	$93,424

Cash and cash equivalents consist of:
Cash		$73,495	$82,147	$73,495	$82,147
Cash equivalents		32,102	11,277	32,102	11,277
Cash and cash equivalents, end of the period		$105,597	$93,424	$105,597	$93,424
Supplemental cash flow information (Note 24)

The accompanying notes are an integral part of these interim financial statements.

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Fortuna Mining Corp.

Condensed Interim Consolidated Statements of Changes in Equity

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

		Share capital		Reserves
	Note	Number of common shares	Amount	Equity reserve	Hedging reserve	Fair value reserve	Equity component of convertible debt	Foreign currency reserve	Retained earnings	Non-controlling interest	Total equity
Balance at January 1, 2024		306,587,630	$1,125,376	$26,144	$198	$(998)	$4,825	$(4,827)	$87,649	$49,754	$1,288,121
Total comprehensive income for the period
Net income for the period		-	-	-	-	-	-	-	66,879	5,528	72,407
Other comprehensive loss for the period		-	-	-	-	18	-	(1,192)	-	-	(1,174)
Total comprehensive income for the period		-	-	-	-	18	-	(1,192)	66,879	5,528	71,233

Transactions with owners of the Company
Repurchase of common shares	16	(1,030,375)	(3,535)	-	-	-	-	-	-	-	(3,535)
Shares issued on vesting of share units		556,785	2,914	(2,914)	-	-	-	-	-	-	-
Share-based payments	15	-	-	2,033	-	-	-	-	-	-	2,033
Equity portion of convertible notes, net of tax	12	-	-	-	-	-	32,331	-	-	-	32,331
		(473,590)	(621)	(881)	-	-	32,331	-	-	-	30,829

Balance at June 30, 2024		306,114,040	$1,124,755	$25,263	$198	$(980)	$37,156	$(6,019)	$154,528	$55,282	$1,390,183

Balance at January 1, 2023		290,221,971	$1,076,342	$28,850	$198	$(976)	$4,825	$(2,968)	$138,485	$43,940	$1,288,696
Total comprehensive income for the period
Net income for the period		-	-	-	-	-	-	-	14,014	1,312	15,326
Other comprehensive income for the period		-	-	-	-	(21)	-	982	-	-	961
Total comprehensive income for the period		-	-	-	-	(21)	-	982	14,014	1,312	16,287

Transactions with owners of the Company
Shares issued on vesting of share units		615,678	2,692	(2,692)	-	-	-	-	-	-	-
Convertible debenture conversion		45,000	225	-	-	-	-	-	-	-	225
Share-based payments	15	-	-	274	-	-	-	-	-	-	274
		660,678	2,917	(2,418)	-	-	-	-	-	-	499

Balance at June 30, 2023		290,882,649	$1,079,259	$26,432	$198	$(997)	$4,825	$(1,986)	$152,499	$45,252	$1,305,482

The accompanying notes are an integral part of these interim financial statements.

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Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2024 and 2023

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

1.   NATURE OF OPERATIONS

Fortuna Mining Corp. (the “Company”), formerly Fortuna Silver Mines Inc., is a publicly traded company incorporated and domiciled in British Columbia, Canada. The Company’s name was changed on June 20, 2024.

The Company is engaged in precious and base metal mining and related activities in Argentina, Burkina Faso, Côte d’Ivoire, Mexico, and Peru. The Company operates the open pit Lindero gold mine (“Lindero”) in northern Argentina, the underground Yaramoko gold mine (“Yaramoko”) in southwestern Burkina Faso, the open pit Séguéla gold mine (“Séguéla”) in southwestern Côte d’Ivoire, the underground San Jose silver and gold mine (“San Jose”) in southern Mexico, and the underground Caylloma silver, lead, and zinc mine (“Caylloma”) in southern Peru.

The Company’s common shares are listed on the New York Stock Exchange (the “NYSE”) under the trading symbol FSM and on the Toronto Stock Exchange (the “TSX”) under the trading symbol FVI.

The Company’s registered office is located at Suite 650 - 200 Burrard Street, Vancouver, British Columbia, V6C 3L6, Canada.

2.   BASIS OF PRESENTATION

Statement of Compliance

These unaudited condensed interim consolidated financial statements (“interim financial statements”) were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34 Interim Financial Reporting. They do not include all the information required for full annual financial statements. These interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2023, which include information necessary for understanding the Company’s business and financial presentation.

Other than as described below, the same accounting policies and methods of computation are followed in these interim financial statements as compared with the most recent annual financial statements.

On August 7, 2024, the Company's Board of Directors approved these interim financial statements for issuance.

Basis of Measurement

These financial statements have been prepared on a going concern basis under the historical cost basis, except for those assets and liabilities that are measured at fair value (Note 23) at the end of each reporting period.

Adoption of new accounting standards

The Company adopted various amendments to IFRS, which were effective for accounting periods beginning on or after January 1, 2024. These include amendments to IAS 1 (Classification of Liabilities as Current or Non-current, and Non-current Liabilities with Covenants), IFRS 16 (Lease Liability in a Sale and Leaseback), IAS 7 and IFRS 7 (Supplier Finance Arrangements), and IAS 28 and IFRS 10 (Sale or Contribution of Assets between an Investor and its Associate or Joint Venture). The impacts of adoption were not material to the Company's interim financial statements.

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Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2024 and 2023

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

IFRS 18 (Presentation and Disclosure in Financial Statements) was issued by the IASB in April 2024, with mandatory application of the standard in annual reporting periods beginning on or after January 1, 2027. We are currently assessing the impact of IFRS 18 on our consolidated financial statements.

3.   USE OF ESTIMATES, ASSUMPTIONS, AND JUDGEMENTS

The preparation of these interim financial statements requires management to make estimates and judgements that affect the reported amounts of assets and liabilities at the period end date and reported amounts of expenses during the reporting period. Such judgements and estimates are, by their nature, uncertain. Actual outcomes could differ from these estimates.

The impact of such judgements and estimates are pervasive throughout the interim financial statements, and may require accounting adjustments based on future occurrences. These judgements and estimates are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances. Revisions to accounting estimates are recognized in the period in which the estimate is revised and are accounted for prospectively.

In preparing these consolidated interim financial statements for the three and six months ended June 30, 2024, the Company applied the critical estimates, assumptions and judgements as disclosed in Note 4 of its audited consolidated financial statements for the year ended December 31, 2023.

4.   TRADE AND OTHER RECEIVABLES

As at	June 30, 2024	December 31, 2023
Trade receivables from doré and concentrate sales	$18,771	$19,970
Advances and other receivables	4,497	5,189
Value added tax receivables	56,359	44,370
Trade and other receivables	$79,627	$69,529

The Company’s trade receivables from concentrate and doré sales are expected to be collected in accordance with the terms of the existing concentrate and doré sales contracts with its customers. No amounts were past due as at June 30, 2024.

As at June 30, 2024, current VAT (“Value Added Tax”) receivables include $15.3 million (December 31, 2023 - $7.5 million) for Argentina, $5.4 million (December 31, 2023 - $7.4 million) for Mexico, $13.1 million (December 31, 2023 - $5.1 million) for Côte d’Ivoire, and $20.8 million (December 31, 2023 - $22.7 million) for Burkina Faso. An additional $22.7 million of VAT receivable is classified as non-current (refer to Note 8).

VAT receivables from the fiscal authorities in Burkina Faso are not in dispute and are deemed to be fully recoverable. The most recent refund was received in July 2023. The Company is following the relevant process in Burkina Faso to recoup the VAT receivables and continue to engage with authorities to accelerate the repayment of the outstanding balance.

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Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2024 and 2023

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

5.   INVENTORIES

As at	Note	June 30, 2024	December 31, 2023
Concentrate stockpiles		$3,166	$1,328
Doré bars		4,601	273
Leach pad and gold-in-circuit		32,751	27,527
Ore stockpiles		80,284	73,015
Materials and supplies		59,973	53,235
Total inventories		$180,775	$155,378
Less: non-current portion	8	(50,208)	(39,553)
Current inventories		$130,567	$115,825

During the three and six months ended June 30, 2024, the Company expensed $160.4 million and $299.6 million of inventories to cost of sales (June 30, 2023 - $113.7 million and $235.6 million, respectively).

During the three and six months ended June 30, 2024, a charge of $2.9 million (June 30, 2023 - $1.0 million), including $1.1 million (June 30, 2023 - $0.6 million) related to depletion and depreciation, was recognized to reduce low grade stockpiles at Yaramoko to net realizable value.

6.   OTHER CURRENT ASSETS

As at	Note	June 30, 2024	December 31, 2023
Prepaid expenses		$17,328	$14,604
Income tax recoverable		4,728	5,113
Restricted cash	12(a)	46,129	-
Other		89	106
Other current assets		$68,274	$19,823

As at June 30, 2024, prepaid expenses include $13.4 million (December 31, 2023 - $8.8 million) related to deposits and advances to contractors.

7.   MINERAL PROPERTIES AND PROPERTY, PLANT AND EQUIPMENT

	Mineral Properties - Depletable	Mineral Properties - Non depletable	Construction in Progress	Property, Plant & Equipment	Total
COST
Balance as at December 31, 2023	$1,511,621	$272,956	$44,218	$941,528	$2,770,323
Additions	43,144	18,299	30,668	8,786	100,897
Changes in closure and reclamation provision	(717)	-	-	(28)	(745)
Disposals and write-offs	-	-	-	(2,679)	(2,679)
Transfers	421	-	(7,240)	6,819	-
Balance as at June 30, 2024	$1,554,469	$291,255	$67,646	$954,426	$2,867,796
ACCUMULATED DEPLETION AND IMPAIRMENT
Balance as at December 31, 2023	$723,255	$-	$49	$472,807	$1,196,111
Disposals and write-offs	-	-	-	(2,534)	(2,534)
Depletion and depreciation	80,295	-	-	34,133	114,428
Balance as at June 30, 2024	$803,550	$-	$49	$504,406	$1,308,005
Net Book Value as at June 30, 2024	$750,919	$291,255	$67,597	$450,020	$1,559,791

As at June 30, 2024, non-depletable mineral properties include $100.8 million of exploration and evaluation assets (December 31, 2023 - $88.5 million).

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Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2024 and 2023

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

Additions to depletable mineral properties include one-half of the 1.2% net smelter return royalty at the Séguéla mine, acquired for $6.5 million (10 million Australian dollars), as per a royalty agreement with Franco Nevada Corporation.

As at June 30, 2024, property, plant and equipment include right-of-use assets with a net book value of $55.4 million (December 31, 2023 - $56.1 million). Related depletion and depreciation for the three and six months ended June 30, 2024, was $3.7 million and $7.2 million, respectively (June 30, 2023 - $2.4 million and $4.8 million, respectively).

	Mineral Properties - Depletable	Mineral Properties - Non depletable	Construction in Progress	Property, Plant & Equipment	Total
COST
Balance as at December 31, 2022	$866,999	$712,269	$154,647	$704,781	$2,438,696
Acquisition of Roxgold	-	58,862	-	282	59,144
Additions	100,366	39,835	111,690	23,930	275,821
Changes in closure and reclamation provision	9,407	-	-	152	9,559
Disposals and write-offs	(142)	(5,883)	-	(6,872)	(12,897)
Transfers	534,991	(532,127)	(222,119)	219,255	-
Balance as at December 31, 2023	$1,511,621	$272,956	$44,218	$941,528	$2,770,323
ACCUMULATED DEPLETION AND IMPAIRMENT
Balance as at December 31, 2022	$506,268	$-	$-	$364,807	$871,075
Disposals and write-offs	(40)	-	-	(6,610)	(6,650)
Impairment	60,602	-	49	29,964	90,615
Depletion and depreciation	156,425	-	-	84,646	241,071
Balance as at December 31, 2023	$723,255	$-	$49	$472,807	$1,196,111
Net Book Value as at December 31, 2023	$788,366	$272,956	$44,169	$468,721	$1,574,212

8.   OTHER NON-CURRENT ASSETS

As at	Note	June 30, 2024	December 31, 2023
Ore stockpiles	5	$50,208	$39,553
Value added tax receivables		22,670	13,172
Income tax recoverable		1,132	1,170
Unamortized transaction costs		1,328	-
Other		5,624	5,521
Total other non-current assets		$80,962	$59,416

As at June 30, 2024, ore stockpiles include $45.6 million (December 31, 2023 - $39.6 million) at the Lindero mine and $4.6 million (December 31, 2023 - nil) at the Yaramoko mine.

As at June 30, 2024, non-current VAT receivables include $2.9 million (December 31, 2023 - $3.8 million) for Mexico and $19.8 million (December 31, 2023 - $9.4 million) for Burkina Faso.

As at June 30, 2024, the Company had settled all outstanding amounts on its Amended Credit Facility. The Amended Credit Facility remains available for use until its expiration in November 2025. The unamortized transaction costs related to the Amended Credit Facility are being amortized over its term.

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Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2024 and 2023

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

9.   TRADE AND OTHER PAYABLES

As at	Note	June 30, 2024	December 31, 2023
Trade accounts payable		$97,150	$100,387
Payroll and related payables		21,394	21,896
Mining royalty payable		5,398	3,997
Other payables		9,490	15,112
Derivative liabilities		-	81
Share units payable	15(a)(b)(c)	9,721	6,611
Total trade and other payables		$143,153	$148,084

As at June 30, 2024, other payables include $5.4 million (December 31, 2023 - nil) of severance provisions for the anticipated closure of the San Jose mine. The non-current portion of the severance provision is included in other non-current liabilities (refer to Note 13).

10.   RELATED PARTY TRANSACTIONS

In addition to the related party transactions and balances disclosed elsewhere in these financial statements, the Company entered into the following related party transactions during the three and six months ended June 30, 2024 and 2023:

Key Management Personnel

Amounts paid to key management personnel were as follows:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Salaries and benefits	$2,038	$1,985	$4,969	$4,814
Directors fees	214	207	429	414
Consulting fees	16	17	33	33
Share-based payments	3,539	565	5,280	1,825
	$5,807	$2,774	$10,711	$7,086

During the three and six months ended June 30, 2024 and 2023, the Company was charged for consulting services by Mario Szotlender, a director of the Company.

11.   LEASE OBLIGATIONS

	Minimum lease payments
As at	June 30, 2024	December 31, 2023
Less than one year	$20,889	$20,339
Between one and five years	42,034	44,677
More than five years	7,571	6,457
	70,494	71,473
Less: future finance charges	(13,544)	(14,072)
Present value of lease obligations	56,950	57,401
Less: Current portion	(14,410)	(14,941)
Non-current portion	$42,540	$42,460

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Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2024 and 2023

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

12.   DEBT

The following table summarizes the changes in debt:

	Credit facility	2019 Convertible debentures	2024 Convertible notes	Total
Balance at December 31, 2022	$177,020	$42,155	$-	$219,175
Convertible debenture conversion	-	(225)	-	(225)
Drawdown	75,500	-	-	75,500
Amortization of discount	926	1,971	-	2,897
Payments	(90,500)	-	-	(90,500)
Balance at December 31, 2023	162,946	43,901	-	206,847
Proceeds from debentures	-	-	172,500	172,500
Drawdown	68,000	-	-	68,000
Transaction costs	-	-	(6,430)	(6,430)
Portion allocated to equity	-	-	(46,004)	(46,004)
Transaction costs allocated to equity	-	-	1,715	1,715
Amortization of discount	726	1,077	409	2,212
Payments	(233,000)	-	-	(233,000)
Transaction costs transferred to non-current assets	1,328	-	-	1,328
Balance at June 30, 2024	$-	$44,978	$122,190	$167,168
Less: Current portion	-	(44,978)	-	(44,978)
Non-current portion	$-	$-	$122,190	$122,190

As at June 30, 2024, the Company was in compliance with all of the covenants under the Amended Credit Facility, as outlined in the Company’s most recent annual financial statements.

(a)	2019 Convertible Debentures

On June 7, 2024, the Company issued a notice of redemption for all the issued and outstanding 4.65% senior subordinated unsecured convertible debentures (the “2019 Convertible Debentures”) which were due to mature on October 31, 2024. On June 7, 2024, the Company also irrevocably deposited $46.1 million (the “Redemption Funds”) into trust with Computershare Trust Company of Canada (the “Debenture Trustee”), as the Debenture Trustee under a debenture indenture dated October 2, 2019 (the “2019 Indenture”) related to the 2019 Convertible Debentures. This amount being the principal and interest owing under the 2019 Convertible Debentures up to but excluding the redemption date of the 2019 Convertible Debentures on July 10, 2024 (the “Redemption Date”). Pursuant to the 2019 Indenture, the Company was deemed to have fully paid, satisfied, and discharged all of its obligations under the 2019 Indenture by depositing the Redemption Funds with the Redemption Trustee, thereby permitting the Company to issue convertible senior notes (the “2024 Convertible Notes”) as senior unsecured obligations of the Company.

On the Redemption Date, an aggregate principal amount of $9.8 million of the 2019 Convertible Debentures was redeemed in cash. An aggregate principal amount of $35.9 million of the 2019 Convertible Debentures was converted into 7,184,000 common shares in the capital of the Company at a conversion price of $5.00 per common share, occurring after June 30, 2024, but prior to the Redemption Date. In addition, an aggregate of $0.4 million, representing all accrued and unpaid interest in respect of the 2019 Convertible Debentures up to but excluding the Redemption Date, was paid to the holders of the 2019 Convertible Debentures on the Redemption Date. As a result, $35.9 million of Redemption Funds was returned to the Company by the Debenture Trustee.

Page | 11

Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2024 and 2023

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

(b)    2024 Convertible Notes

On June 10, 2024, the Company issued the 2024 Convertible Notes and received gross proceeds of $172.5 million, before transaction costs of $6.4 million. The 2024 Convertible Notes mature on June 30, 2029, and bear interest at 3.75% per annum, payable semi-annually in arrears on June 30 and December 31 of each year, beginning December 31, 2024.

The 2024 Convertible Notes are convertible at the holder’s option into common shares of the Company at any time prior to maturity at a fixed conversion rate of 151.722 common shares per $1,000 principal amount, representing an initial conversion price of approximately $6.591 per share, subject to certain anti-dilution adjustments. In addition, if certain fundamental changes occur, including a change in control or upon notice of redemption by the Company as described below, the holders may elect to convert their 2024 Convertible Notes and may be entitled to an increased conversion rate.

A fundamental change includes the following occurrences:

●	A change in control where a person or group becomes the beneficial owner of more than 50% of our voting stock, or gains the power to elect a majority of our board of directors.
●	The consummation of significant transactions such as certain mergers or consolidations pursuant to which our common shares will be converted or exchanged for cash, securities or other property, or sales of substantially all our assets that change the corporate structure or ownership.
●	Approval by our shareholders of any plan for liquidation or dissolution.

Prior to July 5, 2027, the Company may not redeem the notes except in the event of certain changes in Canadian tax law. At any time on or after July 5, 2027, and until maturity, the Company may redeem all or part of the 2024 Convertible Notes for cash if the price of the Company’s common shares for at least 20 trading days in a period of 30 consecutive trading days, ending on the trading day prior to the date of notice of redemption, exceeds 130% of the conversion price in effect on each such day. The redemption price is equal to 100% of the principal amount of the 2024 Convertible Notes to be redeemed plus accrued and unpaid interest.

In the event of a fundamental change, the Company is required to offer to purchase its outstanding 2024 Convertible Notes at a cash purchase price equal to 100% of the principal amount plus accrued and unpaid interest, ensuring protection against major corporate transformations that could affect the value of the investment held by the holders.

The 2024 Convertible Notes are compound financial instruments consisting of a financial liability and a conversion option that is classified as equity. Of the gross proceeds of $172.5 million, $126.5 million was allocated to the liability component, representing the fair value of the liability component on initial recognition, calculated as the present value of the contractual principal and interest payments over the term of the 2024 Convertible Notes using a discount rate of 11.0%. The equity component, representing the holders’ conversion option, was allocated the residual amount of $46.0 million. The transaction costs incurred were allocated to the liability and equity components in proportion to the allocation of the gross proceeds, with $4.7 million allocated to the liability and $1.7 million allocated to equity. A deferred tax liability of $12.0 million for the taxable temporary difference arising from the difference between the initial carrying amount of the liability component of the 2024 Convertible Notes and the tax base was recognized with a corresponding charge directly to equity.

The recording of the deferred tax liability enabled the recognition of previously unrecorded deferred tax assets of $12.0 million, with the corresponding entry recorded through the income statement.

Page | 12

Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2024 and 2023

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

The amount allocated to the liability component, net of transaction costs, of $121.8 million will be accreted to the face value of the 2024 Convertible Notes over the term to maturity using the effective interest method with an EIR of 12.1%.

There are no financial covenants associated with the 2024 Convertible Notes.

13.   OTHER NON-CURRENT LIABILITIES

As at	Note	June 30, 2024	December 31, 2023
Restricted share units	15(b)	$2,350	$2,648
Other		2,197	7,325
Total other non-current liabilities		$4,547	$9,973

As at June 30, 2024, other non-current liabilities include $2.1 million (December 31, 2023 - $6.4 million) of severance provisions for the anticipated closure of the San Jose mine. The current portion of the severance provision is recorded as other payables (refer to Note 9).

14.   CLOSURE AND RECLAMATION PROVISIONS

The following table summarizes the changes in closure and reclamation provisions:

	Closure and Reclamation Provisions
	Caylloma Mine	San Jose Mine	Lindero Mine	Yaramoko Mine	Séguéla Mine	Total
Balance as at December 31, 2023	$15,950	$10,358	$14,485	$14,233	$10,777	$65,803
Changes in estimate	(197)	(905)	(104)	(250)	(194)	(1,650)
Reclamation expenditures	(68)	(84)	-	-	-	(152)
Accretion	459	523	306	313	217	1,818
Effect of changes in foreign exchange rates	-	(867)	-	-	-	(867)
Balance as at June 30, 2024	16,144	9,025	14,687	14,296	10,800	64,952
Less: Current portion	(6,243)	(1,319)	-	-	-	(7,562)
Non-current portion	$9,901	$7,706	$14,687	$14,296	$10,800	$57,390

	Closure and Reclamation Provisions
	Caylloma Mine	San Jose Mine	Lindero Mine	Yaramoko Mine	Séguéla Mine	Total
Balance as at December 31, 2022	$13,956	$7,670	$11,514	$13,375	$6,790	$53,305
Changes in estimate	2,215	949	2,442	261	3,692	9,559
Reclamation expenditures	(1,011)	(192)	-	-	-	(1,203)
Accretion	790	777	529	597	295	2,988
Effect of changes in foreign exchange rates	-	1,154	-	-	-	1,154
Balance as at December 31, 2023	15,950	10,358	14,485	14,233	10,777	65,803
Less: Current portion	(3,804)	(1,261)	-	-	-	(5,065)
Non-current portion	$12,146	$9,097	$14,485	$14,233	$10,777	$60,738

Page | 13

Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2024 and 2023

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

The following table summarizes certain key inputs used in determining the present value of reclamation costs related to mine and development sites:

	Closure and Reclamation Provisions
	Caylloma Mine	San Jose Mine	Lindero Mine	Yaramoko Mine	Séguéla Mine	Total
Undiscounted uninflated estimated cash flows	$16,727	$11,005	$16,191	$14,667	$12,740	$71,330
Discount rate	5.92%	10.23%	4.64%	4.71%	4.36%
Inflation rate	3.20%	4.18%	2.44%	2.20%	2.63%

The Company is expecting to incur progressive reclamation costs throughout the life of its mines.

15.   SHARE BASED PAYMENTS

During the three and six months ended June 30, 2024, the Company recognized share-based payments of $5.8 million and $8.0 million, respectively, (June 30, 2023 - $1.2 million and $3.3 million, respectively) related to the amortization of deferred, restricted and performance share units, and $nil (June 30, 2023 - $nil) related to amortization of stock options.

(a)	Deferred Share Units (DSUs)

	Cash Settled
	Number of DSUs	Fair Value
Outstanding, December 31, 2022	922,698	$3,468
Granted	125,802	431
Changes in fair value	-	144
Outstanding, December 31, 2023	1,048,500	4,043
Granted	135,316	438
Changes in fair value	-	1,305
Outstanding, June 30, 2024	1,183,816	$5,786

(b)	Restricted Share Units (RSUs)

	Cash Settled		Equity Settled
	Number of RSUs	Fair Value	Number of RSUs
Outstanding, December 31, 2022	1,948,709	$3,840	705,855
Granted	1,716,286	5,887	-
Units paid out in cash	(1,214,393)	(4,812)	-
Vested and paid out in shares	-	-	(297,275)
Transferred from equity to cash settled	406,487	-	(406,487)
Forfeited or cancelled	(188,892)	-	(2,093)
Changes in fair value and vesting	-	301	-
Outstanding, December 31, 2023	2,668,197	5,216	-
Granted	1,956,611	6,333	-
Units paid out in cash	(815,303)	(2,771)	-
Forfeited or cancelled	(111,591)	(206)	-
Changes in fair value and vesting	-	(2,287)	-
Outstanding, June 30, 2024	3,697,914	6,285	-
Less: current portion		(3,935)
Non-current portion		$2,350

Page | 14

Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2024 and 2023

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

(c)    Performance Share Units (PSUs)

	Cash Settled		Equity Settled
	Number of PSUs	Fair Value	Number of PSUs
Outstanding, December 31, 2022	-	$-	1,839,456
Granted	-	-	844,187
Forfeited or cancelled	-	-	(152,729)
Transferred from equity to cash settled	340,236	-	(340,236)
Units paid out in cash	(340,236)	(1,240)	-
Vested and paid out in shares	-	-	(350,666)
Changes in fair value and vesting	-	1,240	-
Outstanding, December 31, 2023	-	-	1,840,012
Granted	-	-	1,038,383
Forfeited or cancelled	-	-	(233,859)
Vested and paid out in shares	-	-	(556,785)
Outstanding, June 30, 2024	-	$-	2,087,751

(d)    Stock Options

The Company’s Stock Option Plan, as amended and approved from time to time, permits the Company to issue up to 12,200,000 stock options. As at June 30, 2024, a total of 2,950,529 stock options are available for issuance under the plan.

	Number of stock options	Weighted average exercise price
		Canadian dollars
Outstanding, December 31, 2022	636,818	$5.62
Exercised	(127,350)	3.22
Expired unexercised	(509,468)	6.21
Outstanding, December 31, 2023	-	-
Outstanding, June 30, 2024	-	$-

16.   SHARE CAPITAL

Authorized Share Capital

The Company has an unlimited number of common shares without par value authorized for issue.

During the six months ended June 30, 2024, the Company acquired and cancelled 1,030,375 common shares through its Normal Course Issuer Bid Program (“NCIB”) which operated for the period from May 2, 2023 to May 1, 2024, at an average cost of $3.42 per share, for a total cost of $3.5 million.

On April 30, 2024, the Company announced a renewal of its NCIB pursuant to which the Company can purchase up to five percent of its outstanding common shares. Under the NCIB, purchases of common shares may be made through the facilities of the TSX, the NYSE and/or alternative Canadian trading systems. The share repurchase program started on May 2, 2024 and will end on the earlier of May 1, 2025; the date the Company acquires the maximum number of common shares allowable under the NCIB; or the date the Company otherwise decides not to make any further repurchases under the NCIB.

Page | 15

Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2024 and 2023

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

17.    EARNINGS PER SHARE

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Basic:
Net income attributable to Fortuna shareholders	$40,629	$3,137	$66,879	$14,014
Weighted average number of shares (000's)	306,004	290,761	306,237	290,503
Earnings per share - basic	$0.13	$0.01	$0.22	$0.05

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Diluted:
Net income attributable to Fortuna shareholders	$40,629	$3,137	$66,879	$14,014
Add: finance costs on convertible debt[1]	777	-	-	-
Diluted net income for the period	$41,406	$3,137	$66,879	$14,014

Weighted average number of shares (000's)	306,004	290,761	306,237	290,503
Incremental shares from dilutive potential shares	10,937	2,345	1,970	1,977
Weighted average diluted number of shares (000's)	316,941	293,106	308,207	292,480
Earnings per share - diluted	$0.13	$0.01	$0.22	$0.05

1 For the three and six months ended June 30, 2024, finance costs on convertible debt are net of tax of $287 thousand and $0 respectively (June 30, 2023 – nil)

For the three months ended June 30, 2024, 9,143,000 (three months ended June 30, 2023 - 9,143,000 excluded) potential shares issuable on conversion of the 2019 Convertible Debentures were included in the diluted earnings per share calculation, but for the six months ended June 30, 2024, 9,143,000 (six months ended June 30, 2023 - 9,143,000 excluded) potential shares issuable were excluded from the diluted earnings per share calculation.

For the three and six months ended June 30, 2024, 1,794,428 (June 30, 2023 - nil) share units and 26,172,045 (June 30, 2023 - nil) potential shares issuable on conversion of the 2024 Convertible Notes were excluded from the diluted earnings per share calculation. Items were excluded from the diluted earnings per share calculations when their effect would have been anti-dilutive.

Page | 16

Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2024 and 2023

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

18.   SALES

The Company’s geographical analysis of revenue from contracts with customers attributed to the location of the products produced, is as follows:

	Three months ended June 30, 2024
	Peru	Mexico	Argentina	Burkina Faso	Côte d'Ivoire	Total
Silver-gold concentrates	$-	$28,848	$-	$-	$-	$28,848
Silver-lead concentrates	15,566	-	-	-	-	15,566
Zinc concentrates	12,056	-	-	-	-	12,056
Gold doré	-	-	50,059	73,420	77,198	200,677
Provisional pricing adjustments	1,408	1,416	-	-	-	2,824
Sales to external customers	$29,030	$30,264	$50,059	$73,420	$77,198	$259,971

	Three months ended June 30, 2023
	Peru	Mexico	Argentina	Burkina Faso	Côte d'Ivoire	Total
Silver-gold concentrates	$-	$29,815	$-	$-	$-	$29,815
Silver-lead concentrates	17,206	-	-	-	-	17,206
Zinc concentrates	10,513	-	-	-	-	10,513
Gold doré	-	-	51,994	51,275	-	103,269
Provisional pricing adjustments	(2,066)	(331)	-	-	-	(2,397)
Sales to external customers	$25,653	$29,484	$51,994	$51,275	$-	$158,406

	Six months ended June 30, 2024
	Peru	Mexico	Argentina	Burkina Faso	Côte d'Ivoire	Total
Silver-gold concentrates	$-	$52,745	$-	$-	$-	$52,745
Silver-lead concentrates	31,547	-	-	-	-	31,547
Zinc concentrates	22,931	-	-	-	-	22,931
Gold doré	-	-	95,271	130,331	149,359	374,961
Provisional pricing adjustments	1,174	1,562	-	-	-	2,736
Sales to external customers	$55,652	$54,307	$95,271	$130,331	$149,359	$484,920

	Six months ended June 30, 2023
	Peru	Mexico	Argentina	Burkina Faso	Côte d'Ivoire	Total
Silver-gold concentrates	$-	$71,868	$-	$-	$-	$71,868
Silver-lead concentrates	29,838	-	-	-	-	29,838
Zinc concentrates	23,065	-	-	-	-	23,065
Gold doré	-	-	103,232	107,229	-	210,461
Provisional pricing adjustments	(1,496)	323	-	-	-	(1,173)
Sales to external customers	$51,407	$72,191	$103,232	$107,229	$-	$334,059

Page | 17

Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2024 and 2023

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Customer 1	$77,198	$-	$149,359	$-
Customer 2	73,420	51,275	130,331	107,229
Customer 3	50,058	51,995	95,271	103,232
Customer 4	29,031	25,653	55,652	51,407
Customer 5	16,127	12,826	30,464	35,138
Customer 6	14,137	16,657	23,843	37,053
	$259,971	$158,406	$484,920	$334,059

From time to time, the Company enters into forward sale and collar contracts to mitigate the price risk for some of its forecasted base and precious metals production, and non-metal commodities.

During the three and six months ended June 30, 2024, the Company recognized $nil of realized losses on the settlement of forward sale and collar contracts (June 30, 2023 - $1.4 million and $1.4 million realized losses), and $nil unrealized losses from changes in the fair value of the open positions (June 30, 2023 - $1.6 million and $0.3 million unrealized gains).

19.   COST OF SALES

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Direct mining costs	$85,072	$63,091	$157,072	$130,094
Salaries and benefits	22,996	14,748	44,768	29,681
Workers' participation	390	165	742	627
Depletion and depreciation	56,101	39,893	105,946	84,034
Royalties and other taxes	12,850	8,495	23,926	17,206
Other	2,630	147	2,625	122
Cost of sales	$180,039	$126,539	$335,079	$261,764

For the three and six months ended June 30, 2024, depletion and depreciation include $3.6 million and $7.0 million, respectively, of depreciation related to right-of-use assets (June 30, 2023 - $2.1 million and $4.4 million, respectively).

20.   GENERAL AND ADMINISTRATION

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
General and administration	$16,508	$13,437	$32,491	$26,173
Workers' participation	86	26	157	98
	16,594	13,463	32,648	26,271
Share-based payments	5,821	1,124	7,997	3,262
General and administration	$22,415	$14,587	$40,645	$29,533

Page | 18

Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2024 and 2023

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

21.   INTEREST AND FINANCE COSTS, NET

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Interest income	$773	$742	$1,623	$1,400
Interest expense	(5,205)	(2,351)	(9,981)	(4,193)
Bank stand-by and commitment fees	(183)	(65)	(361)	(170)
Accretion expense	(1,173)	(708)	(2,231)	(1,411)
Lease liabilities	(1,096)	(1,077)	(2,152)	(1,724)
	$(6,884)	$(3,459)	$(13,102)	$(6,098)

During the three and six months ended June 30, 2024, the Company capitalized $nil of interest related to the construction of the Séguéla Mine (June 30, 2023 - $3.7 million and $6.5 million, respectively). The Company stopped capitalizing interest expenses associated with the project on July 1, 2023.

22.   SEGMENTED INFORMATION

The Company’s operating segments are based on the reports reviewed by the senior management group that are used to make strategic decisions. The Chief Executive Officer, as chief operating decision maker, considers the business from a geographic perspective when considering the performance of the Company’s business units.

The following summary describes the operations of each reportable segment:

●	Mansfield Minera S.A. (“Mansfield”) – operates the Lindero gold mine
●	Roxgold SANU S.A. (“Sanu”) – operates the Yaramoko gold mine
●	Roxgold SANGO S.A. (“Sango”) – operates the Séguéla gold mine
●	Compania Minera Cuzcatlan S.A. de C.V. (“Cuzcatlan”) – operates the San Jose silver-gold mine
●	Minera Bateas (S.A.C) (“Bateas”) – operates the Caylloma silver, lead, and zinc mine
●	Corporate – corporate stewardship

	Three months ended June 30, 2024
	Mansfield	Sanu	Sango	Cuzcatlan	Bateas	Corporate	Total
Revenues from external customers	$50,059	$73,420	$77,198	$30,264	$29,030	$-	$259,971
Cost of sales before depreciation and depletion	(24,431)	(37,055)	(24,424)	(24,993)	(13,035)	-	(123,938)
Depreciation and depletion in cost of sales	(11,579)	(13,784)	(27,006)	(531)	(3,201)	-	(56,101)
General and administration	(3,290)	(182)	(3,171)	(1,590)	(1,511)	(12,671)	(22,415)
Other (expenses) income	(886)	(1,258)	(250)	373	150	(231)	(2,102)
Finance items	1,625	19	(819)	(312)	(140)	(4,756)	(4,383)
Segment income (loss) before taxes	11,498	21,160	21,528	3,211	11,293	(17,658)	51,032
Income taxes	(1,520)	(3,240)	(8,332)	-	(5,222)	10,622	(7,692)
Segment income (loss) after taxes	$9,978	$17,920	$13,196	$3,211	$6,071	$(7,036)	$43,340

	Three months ended June 30, 2023
	Mansfield	Sanu	Sango	Cuzcatlan	Bateas	Corporate	Total
Revenues from external customers	$51,995	$51,275	$-	$29,483	$25,653	$-	$158,406
Cost of sales before depreciation and depletion	(28,407)	(22,073)	-	(20,835)	(15,331)	-	(86,646)
Depreciation and depletion in cost of sales	(11,873)	(16,280)	-	(8,531)	(3,209)	-	(39,893)
General and administration	(2,525)	(609)	16	(1,741)	(1,385)	(8,343)	(14,587)
Other (expenses) income	(1,442)	(2,899)	(64)	(4,646)	(3)	(503)	(9,557)
Finance items	(716)	(243)	(873)	(180)	21	(1,224)	(3,215)
Segment income (loss) before taxes	7,032	9,171	(921)	(6,450)	5,746	(10,070)	4,508
Income taxes	(810)	(1,968)	-	3,945	(635)	(1,568)	(1,036)
Segment income (loss) after taxes	$6,222	$7,203	$(921)	$(2,505)	$5,111	$(11,638)	$3,472

Page | 19

Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2024 and 2023

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

	Six months ended June 30, 2024
	Mansfield	Sanu	Sango	Cuzcatlan	Bateas	Corporate	Total
Revenues from external customers	$95,271	$130,331	$149,359	$54,307	$55,652	$-	$484,920
Cost of sales before depreciation and depletion	(46,899)	(61,791)	(45,586)	(48,327)	(26,533)	3	(229,133)
Depreciation and depletion in cost of sales	(23,160)	(23,999)	(51,054)	(921)	(6,812)	-	(105,946)
General and administration	(6,181)	(732)	(4,503)	(3,048)	(2,819)	(23,362)	(40,645)
Other (expenses) income	(1,489)	(3,207)	(3,090)	321	199	620	(6,646)
Finance items	3,843	(275)	(1,417)	(507)	(312)	(9,285)	(7,953)
Segment income (loss) before taxes	21,385	40,327	43,709	1,825	19,375	(32,024)	94,597
Income taxes	(2,506)	(7,236)	(14,306)	896	(8,016)	8,978	(22,190)
Segment income (loss) after taxes	$18,879	$33,091	$29,403	$2,721	$11,359	$(23,046)	$72,407

	Six months ended June 30, 2023
	Mansfield	Sanu	Sango	Cuzcatlan	Bateas	Corporate	Total
Revenues from external customers	$103,232	$107,229	$-	$72,191	$51,407	$-	$334,059
Cost of sales before depreciation and depletion	(56,940)	(49,569)	-	(43,445)	(27,776)	-	(177,730)
Depreciation and depletion in cost of sales	(25,065)	(33,647)	-	(18,444)	(6,878)	-	(84,034)
General and administration	(4,542)	(1,498)	(86)	(3,639)	(2,625)	(17,143)	(29,533)
Other (expenses) income	(2,419)	1,449	(146)	(5,717)	(74)	(4,269)	(11,176)
Finance items	(1,387)	(445)	(965)	(919)	113	(3,677)	(7,280)
Segment income (loss) before taxes	12,879	23,519	(1,197)	27	14,167	(25,089)	24,306
Income taxes	(1,643)	(3,349)	-	2,225	(2,980)	(3,233)	(8,980)
Segment income (loss) after taxes	$11,236	$20,170	$(1,197)	$2,252	$11,187	$(28,322)	$15,326

As at June 30, 2024	Mansfield	Sanu	Sango	Cuzcatlan	Bateas	Corporate	Total
Total assets	$513,789	$234,546	$934,386	$57,683	$152,480	$131,934	$2,024,818
Total liabilities	$49,416	$58,673	$244,520	$28,668	$52,017	$201,341	$634,635
Capital expenditures[1]	$30,465	$16,018	$31,482	$4,476	$8,034	$10,422	$100,897
[1] Capital expenditures are on an accrual basis for the six months ended June 30, 2024

As at December 31, 2023	Mansfield	Sanu	Sango	Cuzcatlan	Bateas	Corporate	Total
Total assets	$491,213	$228,335	$976,169	$58,501	$139,161	$74,484	$1,967,863
Total liabilities	$53,175	$59,043	$243,532	$36,955	$49,944	$237,093	$679,742
Capital expenditures[1]	$44,667	$63,833	$118,693	$22,260	$22,394	$3,974	$275,821
[1] Capital expenditures are on an accrual basis for the year ended December 31, 2023

23.   FAIR VALUE MEASUREMENTS

During the three and six months ended June 30, 2024 and 2023, there were no transfers of amounts between Level 1, Level 2, and Level 3 of the fair value hierarchy. The following tables show the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. Fair value information for financial assets and financial liabilities not measured at fair value is not presented if the carrying amount is a reasonable approximation of fair value.

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Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2024 and 2023

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

	Carrying value				Fair value
June 30, 2024	Fair Value through OCI	Fair value through profit or loss	Amortized cost	Total	Level 1	Level 2	Level 3	Carrying value approximates Fair Value
Financial assets measured at Fair Value
Investments in equity securities	$63	$-	$-	$63	$63	$-	$-	$-
Trade receivables concentrate sales	-	16,213	-	16,213	-	16,213	-	-
	$63	$16,213	$-	$16,276	$63	$16,213	$-	$-

Financial assets not measured at Fair Value
Cash and cash equivalents	$-	$-	$105,597	$105,597	$-	$-	$-	$105,597
Trade receivables doré sales	-	-	2,558	2,558	-	-	-	2,558
Other receivables	-	-	4,497	4,497	-	-	-	4,497
	$-	$-	$112,652	$112,652	$-	$-	$-	$112,652

Financial liabilities measured at Fair Value
Share units payable	$-	$(12,071)	$-	$(12,071)	$-	$(12,071)	$-	$-
	$-	$(12,071)	$-	$(12,071)	$-	$(12,071)	$-	$-

Financial liabilities not measured at Fair Value
Trade payables	$-	$-	$(97,150)	$(97,150)	$-	$-	$-	$(97,150)
Payroll payable	-	-	(21,394)	(21,394)	-	-	-	(21,394)
Convertible debentures	-	-	(44,978)	(44,978)	-	(45,715)	-	-
Convertible senior notes	-	-	(122,190)	(122,190)	-	-	(180,090)	-
Other payables	-	-	(73,924)	(73,924)	-	-	-	(73,924)
	$-	$-	$(359,636)	$(359,636)	$-	$(45,715)	$(180,090)	$(192,468)

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Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2024 and 2023

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

	Carrying value				Fair value
December 31, 2023	Fair Value through OCI	Fair value through profit or loss	Amortized cost	Total	Level 1	Level 2	Level 3	Carrying value approximates Fair Value
Financial assets measured at Fair Value
Investments in equity securities	$80	$-	$-	$80	$80	$-	$-	$-
Trade receivables concentrate sales	-	16,819	-	16,819	-	16,819	-	-
	$80	$16,819	$-	$16,899	$80	$16,819	$-	$-

Financial assets not measured at Fair Value
Cash and cash equivalents	$-	$-	$128,148	$128,148	$-	$-	$-	$128,148
Trade receivables doré sales	-	-	3,151	3,151	-	-	-	3,151
Other receivables	-	-	5,189	5,189	-	-	-	5,189
	$-	$-	$136,488	$136,488	$-	$-	$-	$136,488

Financial liabilities measured at Fair Value
Metal forward sales contracts liability	-	$(81)	$-	$(81)	$-	$(81)	$-	$-
Share units payable	-	(9,259)	-	(9,259)	-	(9,259)	-	-
	$-	$(9,340)	$-	$(9,340)	$-	$(9,340)	$-	$-

Financial liabilities not measured at Fair Value
Trade payables	$-	$-	$(100,387)	$(100,387)	$-	$-	$-	$(100,387)
Payroll payable	-	-	(21,896)	(21,896)	-	-	-	(21,896)
Credit facilities	-	-	(162,946)	(162,946)	-	(165,000)	-	-
Convertible debentures	-	-	(43,901)	(43,901)	-	(44,344)	-	-
Other payables	-	-	(82,807)	(82,807)	-	-	-	(82,807)
	$-	$-	$(411,937)	$(411,937)	$-	$(209,344)	$-	$(205,090)

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Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2024 and 2023

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

24.   SUPPLEMENTAL CASH FLOW INFORMATION

Changes in working capital for the three and six months ended June 30, 2024 and 2023 are as follows:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Trade and other receivables	$(9,302)	$5,712	$(16,598)	$(3,708)
Prepaid expenses	386	1,807	(479)	2,805
Inventories	(13,542)	(11,381)	(23,343)	(15,040)
Trade and other payables	3,051	6,522	(14,314)	5,070
Total changes in working capital	$(19,407)	$2,660	$(54,734)	$(10,873)

The changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes for the periods as set out below are as follows:

	Bank loan	2019 Convertible debentures	2024 Convertible notes	Lease obligations
As at December 31, 2022	$177,020	$42,155	$-	$21,346
Additions	75,500	-	-	48,805
Terminations	-	-	-	(21)
Conversion of debenture	-	(225)	-	-
Interest	926	1,971	-	3,658
Payments	(90,500)	-	-	(16,625)
Foreign exchange	-	-	-	238
As at December 31, 2023	162,946	43,901	-	57,401
Additions	68,000	-	172,500	7,705
Transaction costs	-	-	(6,430)	-
Additions allocated to equity	-	-	(46,004)	-
Transaction costs allocated to equity	-	-	1,715	-
Terminations	-	-	-	(75)
Interest	726	1,077	409	2,153
Payments	(233,000)	-	-	(9,986)
Transaction costs transferred to non-current assets	1,328			-
Foreign exchange	-	-	-	(248)
As at June 30, 2024	$-	$44,978	$122,190	$56,950

During the three and six months ended June 30, 2024, the Company realized investment gains of $2.5 million and $5.1 million, respectively (June 30, 2023 - $nil). The Company has an investment strategy, utilizing Argentine export promotions, to address its local currency requirements in Argentina. This strategy enabled the Company to achieve gains from trades in Argentine Peso denominated cross-border securities, which help offset foreign exchange losses.

The significant non-cash financing and investing transactions during the three and six months ended June 30, 2024 and 2023 are as follows:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Mineral properties, plant and equipment changes in closure and reclamation provision	$(97)	$211	$745	$(3,171)
Additions to right of use assets	$7,438	$3,560	$7,705	$35,595
Share units allocated to share capital upon settlement	$2,233	$2,171	$2,914	$2,692

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Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2024 and 2023

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

25.  NON-CONTROLLING INTEREST

As at June 30, 2024, the non-controlling interest (“NCI”) of the State of Burkina Faso, which represents a 10% interest in Roxgold SANU S.A., totaled $6.6 million. The income attributable to the NCI for the three and six months ended June 30, 2024, totaling $1.8 million and $3.2 million, is based on the net income for Yaramoko.

As at June 30, 2024, the NCI of the State of Côte d’Ivoire, which represents a 10% interest in Roxgold Sango S.A., totaled $48.7 million. The income attributable to the NCI for the three and six months ended June 30, 2024, totaling $0.9 million and $2.3 million, is based on the net income for Séguéla.

26.   CONTINGENCIES AND CAPITAL COMMITMENTS

(a)    Caylloma Letter of Guarantee

The Caylloma mine closure plan, as amended, that was in effect in November 2021, includes total undiscounted closure costs of $18.2 million, which consisted of progressive closure activities of $6.2 million, final closure activities of $9.8 million, and post closure activities of $2.3 million pursuant to the terms of the Mine Closing Law of Peru.

Under the terms of the current Mine Closing Law, the Company is required to provide the Peruvian Government with a guarantee in respect of the Caylloma mine closure plan as it relates to final closure activities and post-closure activities and related taxes. In 2024, the Company provided a bank letter of guarantee of $12.9 million to the Peruvian Government in respect of such closure costs and taxes.

(b)    San Jose Letter of Guarantee

The Company has established three letters of guarantee in the aggregate amount of $0.3 million to fulfill its environmental obligations under the terms and conditions of the Environmental Impact Statements issued by the Secretaria de Medio Ambiente y Recursos Naturales (“SEMARNAT”) in 2009 in respect of the construction of the San Jose mine, and in 2017 and 2020 with respect to the expansion of the dry stack tailings facility at the San Jose mine. The letters of guarantee expire on September 17, 2024, December 31, 2024 and March 5, 2025, respectively.

(c)    Other Commitments

As at June 30, 2024, the Company had capital commitments of $17.6 million, for civil work, equipment purchases and other services at the Lindero mine, which are expected to be expended within one year.

Côte d’Ivoire

The Company entered into an agreement with a service provider at the Séguéla mine wherein if the Company terminates the agreement prior to the end of its term, in November 2026, the Company would be required to make an early termination payment, which is reduced monthly over 48 months. If the Company had terminated the agreement on June 30, 2024, and elected not to purchase the service provider’s equipment, it would have been subject to an early termination payment of $16.8 million. If the Company elected to purchase the service provider’s equipment, the early termination amount would be adjusted to exclude equipment depreciation and demobilization of equipment, and only include portion of the monthly management fee and demobilization of personnel.

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Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2024 and 2023

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

(d)    Tax Contingencies

The Company is, from time to time, involved in various tax assessments arising in the ordinary course of business. The Company cannot reasonably predict the likelihood or outcome of these actions. The Company has recognized tax provisions with respect to current assessments received from the tax authorities in the various jurisdictions in which the Company operates, and from any uncertain tax positions identified. For those amounts recognized related to current tax assessments received, the provision is based on management's best estimate of the outcome of those assessments, based on the validity of the issues in the assessment, management's support for their position, and the expectation with respect to any negotiations to settle the assessment. Management re-evaluates the outstanding tax assessments regularly to update their estimates related to the outcome for those assessments taking into account the criteria above.

Peru

The Company was assessed $1.1 million (4.3 million Peruvian soles), including interest and penalties of $0.8 million (2.9 million Peruvian soles), for the 2010 tax year by SUNAT, the Peruvian tax authority, with respect to the deduction of certain losses arising from derivative instruments.  The Company applied to the Peruvian tax court to appeal the assessment. On January 22, 2019, the Peruvian tax court reaffirmed SUNAT’s position and denied the deduction. The Company believes the assessment is inconsistent with Peruvian tax law and that it is probable the Company will succeed on appeal through the Peruvian legal system. The Company has paid the disputed amount in full and has initiated proceedings through the Peruvian legal system to appeal the decision of the Peruvian tax court.

As at June 30, 2024, the Company has recorded the amount paid of $1.1 million (4.3 million Peruvian soles) in other non-current assets, as the Company believes it is probable that the appeal will be successful (Note 8).

The Company was assessed $0.7 million (2.8 million Peruvian soles), including interest and penalties of $0.4 million (1.7 million Peruvian soles), for the 2011 tax year by SUNAT, the Peruvian tax authority, with respect to the deduction of certain losses arising from intercompany transactions.  The Company applied to the Peruvian tax court to appeal the assessment. On May 14, 2019, the Peruvian tax court reaffirmed SUNAT’s position and denied the deduction. The Company believes the assessment is inconsistent with Peruvian tax law and that it is probable the Company will succeed on appeal through the Peruvian legal system. The Company has paid the disputed amount in full and has initiated proceedings through the Peruvian legal system to appeal the decision of the Peruvian tax court.

Argentina

On August 16, 2022, the Argentine Tax Authority (“AFIP”) published General Resolution No.5248/2022 (the “Resolution”) which established a one-time “windfall income tax prepayment” for companies that have obtained extraordinary income derived from the general increase in international prices. The Resolution was published by AFIP without prior notice.

The windfall income tax prepayment applies to companies that meet certain income tax or net income tax (before the deduction of accumulated tax losses) thresholds for 2021 or 2022. The aggregate amount of the windfall income tax prepayment payable by Mansfield calculated in accordance with the Resolution was approximately $0.9 million (810 million Argentine Pesos), excluding related accrued interest of approximately $0.3 million (277 million Argentine Pesos).

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Fortuna Mining Corp.

Notes to Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2024 and 2023

(Unaudited - Tabular amounts presented in thousands of US dollars, except share and per share amounts)

The windfall income tax prepayment was to be paid in three equal and consecutive monthly instalments, starting on October 22, 2022, and was payable in addition to income tax instalments currently being paid by corporate taxpayers on account of their income tax obligations. The windfall income tax prepayment is an advance payment of income taxes which were due to be paid in 2022.

Based on the historical accumulated losses of Mansfield for fiscal 2021, which can be carried forward for 2022, Mansfield was not liable for income tax, and based upon current corporate income tax laws and the ability of the Company to deduct historical accumulated losses, income tax will not be required to be paid for fiscal 2022.

To protect Mansfield’s position from having to pay the windfall income tax prepayment as an advance income tax for 2022, which based on management’s projections is not payable, Mansfield applied to the Federal Court of Salta Province for a preliminary injunction to prevent the AFIP from issuing a demand or other similar measure for the collection of the windfall income tax prepayment.  On October 3, 2022, Mansfield was notified that the Court had granted the preliminary injunction. As a result, Mansfield did not pay any of the instalments.

Mansfield also filed an administrative claim with the AFIP to challenge the constitutionality of the Resolution, which was rejected by AFIP on November 2, 2022. Mansfield has challenged the rejection of its administrative claim, by filing legal proceedings against the AFIP with the Federal Court. On February 15, 2023, the Federal Court granted Mansfield a preliminary injunction in these legal proceedings. Mansfield has subsequently presented additional documentation to AFIP which has resulted in the windfall tax prepayment installments being eliminated from Mansfield’s account in AFIP’s system.  The legal proceedings to determine the unconstitutionality of the Resolution and whether interest is payable to AFIP continue under the protection of a preliminary injunction.

(e)    Other Contingencies

The Company is subject to various investigations and other claims; and legal, labour, and tax proceedings covering matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be resolved unfavourably for the Company. Certain conditions may exist as of the date these financial statements are issued that may result in a loss to the Company. None of these matters is expected to have a material effect on the results of operations or financial conditions of the Company.

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